BB 3/12

AB 4/5

SEC Mail Processing Section
MAR 05 2012
Washington, DC
125

12012656

S[illegible] COMMISSION
[illegible]49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67873

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Century Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1510 11th Street, Suite 207
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Salter 310-451-9073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Los Angeles

On February 24, 2011 before me, Michele Ann Malkasian Notary Public
(Date) (Here Insert Name and Title of the Officer)

personally appeared Mark Jack Salter
(Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MICHELE ANN MALKASIAN
Commission # 1853577
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2013

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature: [signature]
(Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
- ☐ Corporate Officer — Title(s): ____________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
- ☐ Corporate Officer — Title(s): ____________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Item #5907

New Century Capital Partners, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
New Century Capital Partners, Inc.
Santa Monica, California

I have audited the accompanying statement of financial condition of New Century Capital Partners, Inc., as of December 31, 2011 and related statements of income (loss), changes in shareholder's equity and changes in financial condition for the year ended December 31, 2011. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of New Century Capital Partners, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of New Century Capital Partners, Inc. as of December 31, 2011 and the results of its income (loss), changes in shareholder's equity and changes in financial condition for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2012

New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 243,781
Accounts Receivable net of $50,000 allowance	14,498
Prepaid Expenses	139
Equipment (net of accumulated depreciation, $49,523)	21,781
Security Deposit – rent	2,600
Total Assets	$ 282,799

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$ 41,372
Credit Card Payable	23,526
Income Tax Payable	800
Total Liabilities	65,698
Shareholder's Equity	
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	697,528
Retained deficit	(485,427)
Total Shareholder's Equity	217,101
Total Liabilities and Shareholder's Equity	$ 282,799

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2011

Revenue	
Strategic Advisory	$ 1,510,860
Financial Advisory	666,579
Interest	172
Total Revenues	2,177,611
Expenses	
Advertising	1,718
Auto	27,251
Bank service charge	559
Conference & study material	42,603
Consulting	1,703,165
Database research	16,065
Depreciation	12,540
Dues	5,148
Insurance	27,973
Licenses and permits	23,522
Miscellaneous	5,813
Office expense and supplies	18,694
Parking	2,378
Payroll taxes	10,807
Postage & delivery	1,778
Printing	16
Professional fees	217,418
Regulatory fees	16,581
Rent	34,800
Telephone	9,730
Travel & entertainment	100,418
Wages	114,479
Total Expenses	2,393,456
(Loss) Before Taxes	(215,845)
State Income Tax	800
Net (Loss)	$(216,645)

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	100	$ 5,000	$409,305	$ 264,033	$678,338
Capital Distribution				(532,815)	(532,815)
Capital Contribution			288,223		288,223
Net (Loss)				(216,645)	(216,645)
Balance, December 31, 2011	100	$ 5,000	$697,528	$(485,427)	$ 217,101

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(216,645)
Depreciation	12,540
Accounts Receivable	284,266
Prepaid Expense	2,761
Accounts Payable	(163,583)
Credit Card Payable	12,134
Income Tax Payable	800
Net Cash Used by Operating Activities	(67,727)
Cash Flows from Investing Activities:	--
Purchase of equipment	(14,225)
Cash Flows from Financing Activities:	
Capital Distribution	(532,815)
Capital Contribution	288,223
Net Cash Used by Financing Activities	(244,592)
Decrease in Cash	(326,544)
Cash: As of December 31, 2010	570,325
Cash: As of December 31, 2011	$ 243,781

Supplemental Data:

Cash paid for interest	$ 0
Cash paid for state taxes	$ 0

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 1 - ORGANIZATION

New Century Capital Partners, Inc. (the "Company") was formed on October 20, 2004 as a California limited liability company ("LLC"). On January 5, 2009 the Company was approved by the State of California to be an S Corporation. On September 9, 2008 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (K) (2) (i). The Company does not hold customer funds and/or securities and conducts business on a fully disclosed basis. The Company provides a broad range of investment banking services including mergers and acquisitions and corporate and financial restructuring services. In addition, it offers corporate finance services including raising capital and advisory services associated with initial public offerings, private placements, blank-check offerings and other structured securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are being depreciated using the straight line method over 5 years useful life.

The Company maintains its books on the accrual basis of accounting and files its tax return on the cash basis of accounting.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (continued)
For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011 the Company had complied with both requirements. See page 9 for the computation of net capital requirements.

NOTE 4 - INCOME TAXES

The Company is an S Corporation for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The shareholder is taxed individually on his share of the Company's earnings.

The State of California requires corporations to pay a minimum $800 tax or 1.50% tax on net profit.

NOTE 5 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant or plaintiff in litigation. In 2011 the Company was involved in two litigations as the defendant which were resolved in 2011. The first was resolved on June 8, 2011 with a $25,000 settlement payment. The second began in 2010 and was resolved in July 2011 with a $90,000 settlement payment. In addition, the Company was involved in one litigation as the plaintiff. Per counsel, the outcome at the time is unknown. Accordingly, no provision has been recorded in the accompanying financial statements for 2011.

NOTE 6 – COMMITMENTS

On December 9, 2011 the Company entered into a new one year lease with base monthly rent of $2,300.

2012 Rent Commitment	$27,600

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 6, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

New Century Capital Partners, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital

Shareholder's Equity	$ 217,101
Non Allowable Assets - page 10	(39,018)
Net Capital	$ 178,083

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 4,380
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 173,083
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 171,513

Computation of Aggregate Indebtedness

Total liabilities	$ 65,698
Percentage of aggregate indebtedness to net capital	37%

Reconciliation

The following is reconciliation at December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 192,296
Unrecorded liabilities	(14,213)
Audited net capital computation	$ 178,083

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Non-Allowable Assets
December 31, 2011

Non- Allowable Assets

Accounts receivable	$ 14,498
Prepaid expenses	139
Equipment	21,781
Security deposit	2,600
	$ 39,018

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

New Century Capital Partners, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board Members
New Century Capital Partners, Inc.
Santa Monica, California

In planning and performing my audit of the financial statements of New Century Capital Partners, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board Members
New Century Capital Partners, Inc.
Santa Monica, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Joseph Yafeh, CPA
Los Angeles, CA
February 6, 2012

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board Members
New Century Capital Partners, Inc.
Santa Monica, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by New Century Capital Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Century Capital Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

New Century Capital Partners, Inc.'s management is responsible for the New Century Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 and found an overpayment credit.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board Members
New Century Capital Partners, Inc.
Santa Monica, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2012